Exhibit 23.3

Consent of Independent Registered

Public Accounting Firm

We have issued our report dated September 9, 2011 (except for the effects of the restatement discussed in Note 2 as to which the date is May 15, 2012), with respect to the consolidated financial statements of Zayo Group, LLC as of June 30, 2011 and 2010 and for each of the three years in the period ended June 30, 2011, contained in the Registration Statement and Prospectus. We consent to the use of the aforementioned report in the Registration Statement and Prospectus, and to the use of our name as it appears under the caption “Experts.”

/s/ GRANT THORNTON LLP

Denver, Colorado

July 12, 2012